Exhibit 99.1
DEBT COVENANT COMPLIANCE
AS OF July 31, 2012

Adjusted EBITDA:

(in 000s)	LTM (i)	Q2 FY12	Q3 FY12	Q4 FY12	Q1 FY13
Net Income	$10,959	$2,779	$3,316	$2,643	$2,221
Add Back:
Depreciation and Amortization	6,062	1,579	1,572	1,485	1,426
Income Tax Provision (Benefit)	4,653	2,138	2,041	(1,003)	1,477
Interest Charges	1,141	309	317	175	340
Non-Cash Charges (ii)	4,578	558	868	2,225	927
Adjusted EBITDA	$27,393	$7,363	$8,114	$5,525	$6,391
I. Consolidated Leverage Ratio
A. Total Long-Term Obligations and Notes Payable (iii)	$4,047
B. Adjusted EBITDA	$27,393
C. Consolidated Leverage Ratio (Line I.A / Line I.B)	0.15
Maximum Permitted	2.75x to 1
II. Consolidated Fixed Charge Coverage Ratio (i)
A. Adjusted EBITDA
1. Consolidated Net Income	$10,959
2. Consolidated Interest Charges	$1,141
3. Provision for income taxes	$4,653
4. Depreciation expenses	$5,523
5. Amortization expenses	$539
6. Non-recurring non-cash reductions of Consolidated Net Loss	$4,578
7. Adjusted EBITDA (Lines II.A.1 + 2 + 3 + 4 + 5 + 6)	$27,393
B. Cash payments for taxes	$2,586
C. Maintenance Capital Expenditures	$2,000
D. Consolidated Interest Charges (except non-cash interest)	$213
E. Current portion of other long term debt (iv)	$20
F. Consolidated Fixed Charge Coverage Ratio ((Line II.A.7 - Line II.B - Line II.C) / (Line II.D + Line II.E)	97.9
Minimum required	1.75x to 1
____________
Notes:
(i) Last Twelve Months (Most Recent Four Fiscal Quarters)
(ii) Allowable add backs pursuant to Credit Facility Agreement

(iii)	Includes letters of credit of $4.0 million and excludes subordinated debt
(iv) Represents current portion of other long-term debt as of July 31, 2012